Exhibit 99.1

Primech Holdings Limited Provides Financial Updates and Corporate Highlights

For the Six Months Ended September 30, 2023

SINGAPORE, March 28, 2024 /PRNewswire/ -- Primech Holdings Limited (Nasdaq: PMEC) (“Primech” or the “Company”), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, provides a financial and corporate update coincident with the filing of the Company’s financial results for the six months ended September 30, 2023. These financial results are for periods prior to the Company’s initial public offering (“IPO”) in October of 2023.

Financial Highlights:

●	Revenue was approximately $35.2 million for the six months ended September 30, 2023, representing a 7.5% increase from the same period in 2022;

●	Gross Profit Margin increased from 11.6% for the six months ended September 30, 2022, to 16.4% for the six months ended September 30, 2023;

●	Profit from operations was approximately $0.3 million for the six months ended September 30, 2023, while loss from operations was approximately $1.6 million for the six months ended September 30, 2022.

●	Net income was approximately $0.2 million for the six months ended September 30, 2023, while net loss was approximately $1.9 million for the six months ended September 30, 2022.

Corporate Highlights:

●	Successful IPO in October 2023: The Company completed its IPO on Nasdaq Capital Market in October 2023 and received aggregate gross proceeds of US$12.2 million, before deducting underwriting discounts and other related expenses.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

PRIMECH HOLDINGS LTD.

Investor Relations

Email: ir@primech.com.sg